

June 25, 2010

Mr. Timothy K. Driggers
Vice President and Chief Financial Officer
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

      Re: **EOG Resources, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 11, 2010
             Schedule 14A
             Filed March 25, 2010
             Form 10-Q for the Fiscal Quarter Ended March 31, 2010
             Filed May 4, 2010
             File No. 1-9743

Dear Mr. Driggers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note that you have offshore operations, or interests in offshore operations.
        Please review your disclosure to ensure that you have disclosed all material
        information regarding your potential liability in the event that one of your rigs is
        involved in an explosion or similar event. For example, and without limitation,
        please address the following:

        •   disclose the applicable policy limits related to your insurance coverage;

        •   disclose whether your existing insurance would cover any claims made
            against you by or on behalf of individuals who are not your employees in
            the event of personal injury or death, and whether your customers would
            be obligated to indemnify you against any such claims;

        •   clarify your insurance coverage with respect to any liability related to any
            resulting negative environmental effects; and

        •   clarify whether you have any contractual obligations to indemnify
            customers or business partners in connection with legal and financial
            consequences of spills of industrial waste and other liquids.

        In this regard, discuss what remediation plans or procedures you have in place to
        deal with the environmental impact that would occur in the event that any of an
        oil spill or leak from any of your offshore operations.

Other Matters, page 11

2.   In the second paragraph, you provide price sensitivity information which
        "includes the impact of EOG's natural gas hedges" and demonstrates the impact
        of a $.10 per Mcf change and a $1.00 per barrel change in wellhead price on net
        income.   Clarify whether this impact applies equally to both increases or
        decreases in such prices.

Capital Structure, page 28

3.   Define "total capitalization" as you apply it in your discussion of your average
        debt-to-total capitalization.

4.   We note that management was not planning on finalizing or recommending a 2010 capital expenditures budget until the second quarter. Tell us when you normally present your fiscal year budget and, if this is later than normal, explain the reasons for such delay in more detail.

Notes to Consolidated Financial Statements

Note 17 – Property Acquisitions and Divestitures, page F-32

5.   Please describe the properties received and given in the asset exchange transaction at the time of the exchange, including the following:

- Are the properties involved proven or unproven?
- Are the properties producing or non-producing?
- Was a partial or entire interest in the properties received or given?

6.   Tell us the facts and circumstances you considered and the specific section of Accounting Standards Codification (ASC) 805 under which you concluded the asset exchange transaction gain should be recognized based on the fair value of property received over the book basis of the properties given up.

7.   Tell us how you analyzed the applicability of ASC 932, given the properties subject to the exchange. Specifically address the applicability of ASC 932-360-40-4 through 932-360-40-9 and the applicable paragraph(s) of section 932-360-55 in your response.

8.   On page F-29, you described how you estimated the fair value of the property received, to record the gain compared to the book value of the property given up. Tell us why you concluded that the fair value of the property received was more clearly evident than the fair value or cost of the assets given up.

Engineering Comments

Business, page 1

Wellhead Volumes and Prices, page 7

9.   Please expand the historical average price table to disclose your historical oil and gas prices both before and after the effect of your hedging arrangements.

Properties, page 19

Acreage, page 20

10.   We note the disclosure of your undeveloped acreage. In part, paragraph (b) of Item 1208 of Regulation S-K requires the disclosure of the minimum remaining terms of leases and concessions for material acreage concentrations. Please amend your document to comply with Item 1208.

Producing Well Summary, page 20

11.   Paragraph (a) of Item 1208 of Regulation S-K requires the disclosure of the total gross and net productive wells expressed separately for oil and gas by geographic area. Please amend your document to comply with Item 1208

12.   Please amend your document to disclose also the number of wells that you operate.

Drilling and Acquisition Activities, page 21

13.   Please amend your document to disclose drilling activities by your four geographic areas as required by Item 1205(a) of Regulation S-K.

Supplemental Information to Consolidated Financial Statements, page F-33

Oil and Gas Reserves, page F-34

14.   We note your statement, "Those few [proved undeveloped] locations developed in year six or later are located in areas in which EOG has a demonstrated track record of continuous development activity that exceeds the length of the current development plan." Please tell us the proved reserve figures attributed to these "few locations" and the conditions that prevent initial development within five years of booking.

Net Proved and Proved Developed Reserve Summary, page F-38

15.   FASB ASC Paragraph 932-235-50-5 requires "appropriate explanation of significant changes" to your year-end proved reserves. Please amend you document to explain the changes due to "extensions, discoveries and other additions" during 2007, 2008 and 2009, respectively. Also explain the proportionately larger (compared to those for the U.S.) 2009 revisions to Canadian reserves.

16.   Item 1207 of Regulation S-K calls for disclosure of arrangements under which
        you are required to deliver specified amounts of oil or gas and how you intend to
        meet such commitments. Please expand your disclosure to comply with Item
        1207.

Net Proved and Proved Developed Reserve Summary, page F-39

17.   We note your statement, "For the twelve-month period ended December 31, 2009,
        total proved undeveloped reserves increased by 2,841.9 Bcfe to 4,917.9 Bcfe.
        Purchases in place included proved undeveloped reserves from the Rocky
        Mountain property exchange and the acquisition of the Barnett Shale Combo
        Assets (see Note 17)." With a view toward possible disclosure, please explain to
        us the portion of the incremental PUD reserves attributable to drilling activity,
        acquisition/divestment and revisions.

18.   We note your statement, "Based on the new definition of proved undeveloped
        reserves and its applicability to large resource plays, EOG added significant
        proved undeveloped reserves in the Haynesville, Horn River, Barnett Combo and
        Marcellus shale plays." Item 1202(a)(6) of Regulation S-K requires a registrant
        disclosing material additions to its reserve estimates to provide a general
        discussion of the technologies used to establish the appropriate level of certainty
        for reserves estimates from material properties included in the total reserves
        disclosed. With a view toward possible disclosure, please explain to us the
        methods you used to establish reasonable certainty of economic producibility of
        the incremental PUD reserves. Address your historical results in applying these
        methods.

19.   We note your statement, "During the year, EOG drilled and transferred
        approximately 176 Bcfe of proved undeveloped reserves to proved developed at a
        total capital cost of $280.5 million. EOG does not have a material amount of
        reserves that have remained undeveloped for five years or more." Please explain
        to us how you intend to develop your booked PUD reserves within five years
        given that the portion of your PUD developed in 2009 was less than 10%.

Third Party Reserve Report, Exhibit 23.2

Mr. Timothy K. Driggers
EOG Resources, Inc.
June 25, 2010
Page 6

20.   We note that the third party reserve audit covered 81% of your net proved
       reserves. Please explain to us how you determined the roster of properties to be
       included in the audit.

Schedule 14A filed March 25, 2010

General

21.   We note that you have not included any disclosure in response to Item 402(s) of
       Regulation S-K. Please advise us of the basis for your conclusion that disclosure
       is not necessary and describe the process you undertook to reach that conclusion.

Board's Role in Risk Oversight, page 5

22.   We note your disclosure regarding the board's role in risk oversight. Please
       enhance your disclosure to include all of the disclosure required by Item 407(h) of
       Regulation S-K, including a discussion of the effect of risk oversight on the
       board's leadership structure.

Committees of the Board

Nominating and Governance Committee, page 6

23.   We note your disclosure that "The Nominating and Governance Committee takes
       into account diversity in professional experience, skills and background, and
       diversity in race and gender, in considering individual director nominees and
       Board committee appointments." Please revise to explain how the Nominating
       and Governance Committee takes diversity into account.

Executive compensation

Alignment with Stockholder Interests, page 16

24.   We note your statement that "[w]e have no policies in place for hedging the
       economic risks of stock ownership" under the stock ownership guidelines for
       executive officers. Please explain whether this means that executive officers are
       permitted to hedge the economic risks of stock ownership, and if so, how they are
       permitted to do so.

Election of Directors, page 47

25.   Please enhance your disclosure to include all of the information required by Item 401(e) of Regulation S-K. Specifically, with regard to each director or person nominated or chosen to become a director, please provide additional information concerning the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure.

26.   For each other directorship that is disclosed, please revise to indicate the time period the person served in such position.

Item 5 – Approval of the EOG Resources, Inc. Amended and Restated Executive Officer Annual Bonus Plan, page 58

27.   Please revise to include the "New Plan Benefits" table and information required by Item 10 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761, Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact

Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director